Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated December 3, 2024, and the related Letter of Transmittal (as defined below) together with any amendments or supplements thereto. The Offer is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

Profire Energy, Inc.

at

$2.55 Net Per Share

by

Combustion Merger Sub, Inc.,

a wholly owned subsidiary of

CECO Environmental Corp.

Combustion Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of CECO Environmental Corp., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Profire Energy, Inc., a Nevada corporation (“PFIE”), at a price of $2.55 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger (as defined below) described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 31, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (THE “OFFER EXPIRATION TIME”).

The purpose of the Offer is for Parent, through Purchaser, to acquire all of the equity interests in PFIE.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 28, 2024, among Parent, Purchaser and PFIE (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides, among other things, that as promptly as practicable following the consummation of the Offer and provided that no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition (a “Legal Restraint”) preventing the consummation of the Merger (as defined below) will be in effect, nor will any action have been taken by any governmental authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger (the “No Order Merger Condition”), Purchaser will merge with and into PFIE (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) in accordance with the provisions of Section 92A.133 of the Nevada Revised Statutes (the “NRS”) and Section 252 of the General Corporation Law of the State of Delaware (the “DGCL”) with PFIE continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Parent. Because the Merger will be effected pursuant to Section 92A.133 of the NRS, assuming the requirements of the statutory provision are met, no PFIE stockholder vote will be required to approve the Merger Agreement and consummate the Merger. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned directly or indirectly by Parent or Purchaser and Shares held by PFIE as treasury shares or otherwise immediately prior to the effective time) will, at the effective time of the Merger, be cancelled and automatically converted into the right to receive an amount of cash equal to the Offer Price, without interest and less any required withholding taxes.

On October 28, 2024, the board of directors of PFIE (the “PFIE Board”), by resolutions duly adopted by a unanimous vote at a meeting of all directors of PFIE duly called and held and not subsequently rescinded or modified in any way, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of PFIE and its stockholders, (ii) declared it advisable to enter into the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved to recommend that the stockholders of PFIE accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and (v) resolved that the Merger shall be governed by and effected pursuant to Section 92A.133 of the NRS and Section 252 of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Expiration Time.

The Offer is not subject to any financing condition. The Merger Agreement provides that, among other things, the Offer is conditioned upon (a) there being validly tendered in the Offer and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with any Shares beneficially owned by Purchaser or its “affiliates” (as defined in Section 92A.133(4)(a) of the NRS), will, immediately after giving effect to the acceptance for payment of Shares in the Offer, equals at least one more than 50% of the aggregate of all of the then issued and outstanding Shares (the “Minimum Condition”), (b) the absence of any Legal Restraint or order that would make illegal or prohibit the consummation of the Offer or the Merger, and (c) the satisfaction or waiver by Purchaser of the other conditions to the Offer, as set forth in the Merger Agreement and Section 15—“Certain Conditions of the Offer” of the Offer to Purchase (each such condition, an “Offer Condition” and, collectively, the “Offer Conditions”). Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable pursuant to Section 92A.133 of the NRS and Section 252 of the DGCL.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer.

The Merger Agreement provides, subject to the terms and conditions set forth therein, that Purchaser: (i) will extend the Offer for any period required by any applicable law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the Nasdaq Stock Market applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (in respect of any change in the Offer Price); and (ii) if, as of any then-scheduled Offer Expiration Time (as defined above), any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived, will extend the Offer for up to three (3) periods of time of ten (10) business days per extension (or such longer period as PFIE and Parent may agree in writing), to permit such Offer Conditions to be satisfied.

The offering period of the Offer will expire at one minute after 11:59 p.m., New York City time, on December 31, 2024, unless the Offer is extended or earlier terminated by Purchaser (the “Expiration Date”) in accordance with the Merger Agreement. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Date, and, if not previously accepted for payment at any time, after February 1, 2025, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to the SEC regulations.

Notwithstanding the foregoing, in no event will Purchaser and Parent be required to extend the Offer beyond 11:59 p.m. on March 31, 2025, (the “Termination Date”). In addition, Purchaser shall immediately terminate the offer upon the valid termination of the Merger Agreement.

If Purchaser and Parent extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee (collectively, a “Nominee”), contact such Nominee and request that they effect the transaction for you and tender your Shares. For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives written notice to Colonial Stock Transfer Company, Inc. (“Depositary and Paying Agent”) of its acceptance for payment of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for those Shares with Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

For a withdrawal of Shares to be effective, a written notice of withdrawal from such PFIE stockholder must be timely received by Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of such PFIE stockholder, the number of Shares to be withdrawn, the name of the registered holder of the Shares to be withdrawn (if different from that of the person who tendered those Shares), a guaranteed signature (if applicable), the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares (for Shares tendered pursuant to book-entry transfer procedures), and the certificate number(s) (if any). If a stockholder tenders Shares by giving instructions to a Nominee, the stockholder must instruct such Nominee to arrange for the withdrawal of those Shares. Additional details with respect to withdrawal rights are described in Section 4—“Withdrawal Rights” of the Offer to Purchase.

All questions as to validity of the surrender of any certificates representing Shares (including questions as to the proper completion or execution of any required documentation) and any notice of withdrawal, will be determined by Purchaser in its sole and absolute discretion which determination will be final and binding.

The receipt of cash as payment for the Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger to them in light of their particular circumstances, as well as the tax consequences that may arise under other United States federal tax laws and the laws of any state, local or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Offer will not include a subsequent offering period.

PFIE has provided Purchaser with its list of stockholders and with security position listings for the purpose of dissemination of the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on PFIE’s stockholder list and will be furnished to Nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase, the related Letter of Transmittal and PFIE’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the PFIE Board and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to D.F. King & Co., Inc. (“Information Agent”) at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Neither Parent nor Purchaser will pay any fees or commissions to any Nominee (other than to Depositary and Paying Agent and Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Stockholders may call toll free: (866) 342-4881

PFIE@dfking.com

December 3, 2024